Exhibit 4.1
CERTIFICATE OF DESIGNATIONS
OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF
KITTY HAWK, INC.
     Kitty Hawk, Inc., a Delaware corporation, DOES HEREBY CERTIFY:
     That, pursuant to the authority conferred upon the Board of Directors of said corporation by virtue of its certificate of incorporation as amended and in accordance with Section 151 of the General Company Law of the State of Delaware (the “DGCL”), said Board of Directors has duly adopted a resolution by unanimous consent providing for the issuance of a series of preferred stock, par value $0.01 per share, designated as Series B Convertible Preferred Stock, which resolution reads as follows:
     BE IT RESOLVED, that the Board of Directors (the “Board”) of Kitty Hawk, Inc. (the “Company”) hereby authorizes the issuance of a series of preferred stock and fixes its designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as follows:
     Section 1. Designation. The distinctive serial designation of said series shall be “Series B Convertible Preferred Stock” (hereinafter called “Series B Preferred Stock”). Each share of Series B Preferred Stock shall be identical in all respects with all other shares of Series B Preferred Stock.
     Section 2. Number of Shares. The number of authorized shares of Series B Preferred Stock shall be, in aggregate, 15,000 shares, which each share of Series B Preferred Stock having a stated value of $1,000.00 per share (“Stated Value”). The number of authorized shares of Series B Preferred Stock may be increased or reduced by the Board by the filing of a certificate pursuant to the provisions of the DGCL stating that the change has been so authorized. When shares of Series B Preferred Stock are purchased or otherwise acquired by the Company or converted into Common Stock, par value $0.000001 per share, of the Company (the “Common Stock”), the Company shall take all necessary action to cause the shares of Series B Preferred Stock so purchased or acquired to be canceled and reverted to authorized but unissued shares of preferred stock undesignated as to series.
     Section 3. Rank. The Series B Preferred Stock shall, with respect to rights on liquidation, winding-up or dissolution, rank (a) junior to all claims of creditors, including the holders of the Company’s outstanding debt securities, (b) senior to all classes of Common Stock and to any class of preferred stock established hereafter by the Board, the terms of which expressly provide that it ranks junior to the Series B Preferred Stock as to rights on liquidation, winding-up or dissolution of the Company (collectively referred to, together with all classes of Common Stock of the Company, as “Junior Stock”), (c) on parity with any class of preferred stock established hereafter by the Board, the terms of which expressly provide that it ranks on a parity with the Series B Preferred Stock as to rights on liquidation, winding-up or dissolution (collectively referred to as “Parity Stock”), and (d) junior to the Series A Preferred Stock of the Company, $0.01 par value, any other class of preferred stock established hereafter by the Board, the terms of which expressly provide that it ranks senior to the Series B Preferred Stock as to rights on liquidation, winding-up or dissolution (collectively referred to as “Senior Stock”), provided, however, that the Company may not create any class of Senior Stock without the consent of a majority of the Holders of Series B Preferred Stock.
     Section 4. Preference on Liquidation.
     (a) Subject to the liquidation rights of the holders of any Senior Stock and any Parity Stock, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Company, holders of Series B Preferred Stock (each, a “Holder” and collectively, the “Holders”) shall be entitled to be paid, out of the assets of the Company available for distribution to stockholders, the liquidation preference equal to the Stated Value per share of Series B Preferred Stock and all accrued and unpaid dividends thereon, before any distribution is made on any Junior Stock, including, without limitation, any class of Common Stock of the Company.
     (b) If, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Company, the assets of the Company available for distribution are not sufficient to pay in full the liquidation preference payments payable to the holders of Series B Preferred Stock and all Parity Stock, then the assets of the Company available for distribution among the Holders of the Series B Preferred Stock and any Parity Stock shall bear to each other the ratio that the aggregate Stated Value of the Series B Preferred Stock and the aggregate liquidation preference of any Parity Stock bear to each other.
     (c) For the purposes of this Certificate of Designations, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation, merger, share exchange or similar transaction with one or more entities shall be deemed to constitute a liquidation, winding-up or dissolution of the Company.
     (d) Written notice of any payment to the Holders of Series B Preferred Stock as a result of a liquidation, winding-up or dissolution of the Company, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, not less than 30 days prior to any payment date stated therein, to the Holders of record of shares of Series B Preferred Stock at their respective addresses as the same shall appear on the books of the transfer agent for the Series B Preferred Stock.
     (e) After payment of the full amount of the liquidation preference, the Holders of shares of Series B Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Company.
     Section 5. Voting Rights. On all matters presented to the holders of Common Stock, except as expressly provided herein or as otherwise required by law, the holders of Series B Preferred Stock shall vote as a single class with the holders of Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company. Each holder of Series B Preferred Stock shall have one vote for each share of Common Stock issuable upon conversion of its shares of Series B Preferred Stock on the record date for the vote.
     Section 6. Dividends.
     (a) The Holders shall be entitled to receive out of the assets of the Company legally available for that purpose, cumulative preferential dividends at a rate per annum of 8.00% of the Stated Value for each share of Series B Preferred Stock, and, except as provided in Section 6(b), no more, to be paid in accordance with the terms of this Section 6. Such dividends shall be cumulative from the original date of issuance of such shares of Series B Preferred Stock (the "Issue Date”) and shall be payable in arrears, when and as declared by the Board, on March 31, June 30, September 30 and December 31 of each year (each such date being herein referred to as a "Dividend Payment Date”), commencing on the first such Dividend Payment Date following the Issue Date; provided that if any Dividend Payment Date shall not be a business day, then the Dividend Payment Date shall be on the next succeeding day that is a business day; further provided that any amounts that would be payable hereunder on the first or second Dividend Payment Date after the Issue Date shall be not be paid on such date, and shall be accrued and paid in four equal quarterly installments without interest on the third, fourth, fifth and sixth Dividend Payment Dates after the Issue Date, respectively, in addition to any other amounts payable on such dates in accordance with this Section 6(a). The period from the Issue Date to the next Dividend Payment Date and each quarterly period between consecutive Dividend Payment Dates shall hereinafter be referred to as "Dividend Periods.” Dividends for the initial Dividend Period shall be pro rated on a daily basis commencing on and including the Issue Date on the basis of a 360-day year, consisting of twelve 30-day months. Each such dividend shall be paid to the holders of record of the Series B Preferred Stock as their names appear on the share register of the Company on the corresponding Record Date. As used above, the term “Record Date” means, with respect to the dividend payable on any Dividend Payment Date, the 15th day of the calendar month in which such Dividend Payment Date occurs, or such other record date designated by the Board with respect to the dividend payable on such respective Dividend Payment Date not exceeding 30 days preceding such Dividend Payment Date. Dividends on account of arrears for any past Dividend Periods may be declared and paid, at any time, without reference to any Dividend Payment Date, to holders of record on a date designated by the Board, not exceeding 30 days preceding the payment date thereof, as may be fixed by the Board.
     (b) If, on any Dividend Payment Date after March 31, 2006, the Company fails to pay dividends, then until the dividends that were scheduled to be paid on such date are paid, such dividends shall cumulate with interest at 8.00% per annum. Dividends for any period less than a full quarterly Dividend Period or for a period commencing on a Dividend Payment Date and ending on a date the Series B Preferred Stock is converted to Common Stock shall cumulate on a day-to-day basis and shall be computed on the basis of a 360-day year, consisting of twelve 30-day months.
     Section 7. Conversion Rights. Each Holder of shares of Series B Preferred Stock shall have the right, subject as provided herein and to any applicable laws and regulations, at any time, at the Holder’s option, to convert each share of Series B Preferred Stock into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value by $0.9604 (as adjusted pursuant to Section 8, the “Conversion Price”).
     (a) In order to exercise the conversion right, the Holder of each share of Series B Preferred Stock to be converted shall surrender that certificate representing such share, duly endorsed or assigned to the Company or in blank, at the office of the transfer agent for the Series B Preferred Stock and shall give written notice to the Company in the form of Exhibit A attached hereto. Such notice shall also state the name or names (with address) in which the certificate or certificates for the shares of Common Stock which shall be issuable upon such conversion shall be issued, and shall be accompanied by funds in an amount sufficient to pay any transfer or similar tax required by the provisions of Section 7(c) below. Each share surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the name in which such share of the Series B Preferred Stock is registered, be duly endorsed by, or be accompanied by, instruments of transfer (in each case, in form reasonably satisfactory to the Company), duly executed by the Holder or such Holder’s duly authorized attorney-in-fact.
     (b) Within five business days following the surrender of certificates for shares of the Series B Preferred Stock for conversion and the receipt of such notice and funds, if any, as aforesaid, the Company shall issue and deliver to such Holder, or on such Holder’s written order, a certificate or certificates for the number of shares of Common Stock issuable upon the conversion of such shares of the Series B Preferred Stock in accordance with the provisions of this Section 7. Each conversion with respect to such shares of the Series B Preferred Stock shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of the Series B Preferred Stock shall have been surrendered and such notice shall have been received by the Company as aforesaid, and the individual or entity entitled to receive the Common Stock issuable upon such conversion shall be deemed for all purposes to be the record Holder or Holders of such Common Stock upon that date.
     (c) If a Holder converts shares of the Series B Preferred Stock, the Company shall pay any and all documentary, stamp or similar issue or transfer tax payable in respect of the issue or delivery of the shares of the Series B Preferred Stock (or any other securities issued on account thereof pursuant hereto) or Common Stock upon the conversion; provided, however, the Company shall not be required to pay any such tax that may be payable because any such shares are issued in a name other than the name of the Holder. In the event that the shares are to be issued in a name other than that of the Holder, the Holder shall provide the funds necessary to pay any and all of the foregoing taxes.
     (d) The Company shall reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough shares of Common Stock to permit the conversion of all of the outstanding shares of the Series B Preferred Stock. The Company shall from time to time, in accordance with the DGCL, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of the shares of the Series B Preferred Stock at the time outstanding, subject to the foregoing restriction on conversion. All shares of Common Stock delivered upon conversion of the shares of the Series B Preferred Stock will, upon delivery, be duly authorized and validly issued, fully paid and nonassessable, free from all taxes, liens and charges with respect to the issue thereof.

     (e) If any conversion of Series B Preferred Stock would create a fractional share of Common Stock, such fractional share of Common Stock shall be disregarded and the Company shall pay cash to the Holder in an amount calculated by multiplying the amount of the fractional share by the Conversion Price.
     Section 8. Conversion Price Adjustments. The Conversion Price shall be subject to adjustment from time to time upon the happening of certain events as follows:
     (a) If at any time or from time to time after the date hereof, the Company shall subdivide (by way of stock dividend, stock split or otherwise) its outstanding shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall be reduced proportionately, and conversely, in the event the outstanding shares of Common Stock shall be combined (whether by stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be increased proportionately. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 8(a).
     (b) If at any time after the date hereof, the Company shall declare a dividend or make any other distribution upon any class or series of stock of the Company payable in shares of Common Stock or securities convertible into shares of Common Stock, the Conversion Price shall be adjusted proportionately to reflect the issuance of any shares of Common Stock or convertible securities, as the case may be, issuable in payment of such dividend or distribution. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 8(b).
     (c) If the Common Stock shall be changed into the same or a different number of shares of any class(es) or series of stock, whether by reclassification or otherwise (other than an adjustment under Section 8(a) and Section 8(b) or a merger, consolidation, or sale of assets provided for under Section 8(d)), then and in each such event, the Holder hereof shall have the right thereafter to convert each share of Series B Preferred Stock into the kind and amount of shares of stock and other securities and property receivable upon such reclassification, or other change by holders of the number of shares of Common Stock into which such share of Series B Preferred Stock would have been convertible immediately prior to such reclassification or change, all subject to successive adjustments thereafter from time to time pursuant to and in accordance with, the provisions of this Section 8(c).
     (d) In the event that, at any time or from time to time after the date hereof, the Company shall (i) effect a reorganization, (ii) consolidate with or merge into any other entity, or (iii) sell or transfer all or substantially all of its properties or assets, or more than 50% of the voting capital stock of the Company (whether issued and outstanding, newly issued, from treasury, or any combination thereof), to any other individual or entity under any plan or arrangement contemplating the consolidation or merger, sale or transfer, or dissolution of the Company, then, in each such case, the Holder, upon the conversion of its Series B Preferred Stock as provided in herein at any time or from time to time after the consummation of such reorganization, consolidation, merger or sale or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock issuable on such conversion immediately prior to such consummation or such effective date, as the case may be, the stock and property

(including cash) to which the Holder would have been entitled upon the consummation of such consolidation or merger, or sale or transfer, or in connection with such dissolution, as the case may be, if the Holder had so converted its Series B Preferred Stock immediately prior thereto (assuming the payment by the Holder of the Conversion Price therefor as required hereby in a form permitted hereby, which payment shall be included in the assets of the Company for the purposes of determining the amount available for distribution), all subject to successive adjustments thereafter from time to time pursuant to, and in accordance with, the provisions of this Section 8. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor entity (if other than the Company) resulting from such consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the Holder) the obligation to deliver the stock or property (including cash) as, in accordance with the foregoing provisions, the Holder may be entitled to acquire.
     Section 9. Holder Redemption Rights.
     (a) Any time on or after November 14, 2010, any Holder of any Series B Preferred Stock shall have the right to cause the Company to redeem, in whole or in part (but only in whole-number amounts), such Holder’s Series B Preferred Stock (a “Holder Redemption”) by payment to the Holder of an amount equal to the Stated Value of such shares of Series B Preferred Stock and all accrued and unpaid dividends thereon (the “Redemption Price”), to the extent permitted by applicable law and so long as the Holder shall have delivered to the Company at least 10 business days prior written notice specifying the date on which such Holder Redemption is to be effected.
     (b) Upon a Holder Redemption, payment of the Redemption Price with respect to each share of Series B Preferred Stock redeemed, which shall be in the form of a Company check representing immediately available funds, to such Holder will be effected simultaneously with the return of such share by such Holder to the Company. In addition, to the extent a Holder wants to redeem less than all of such Holder’s Series B Preferred Stock, the Company shall also deliver a certificate evidencing the Holder’s unredeemed Series B Preferred Stock. To the extent that the Company fails to pay the full amount of the Redemption Price upon a Holder Redemption, the unpaid amount shall accrue interest at a rate of 8.00% per annum.
     Section 10. Company Redemption Rights.
     (a) Upon at least 30 days’ written notice (the “Company Redemption Notice”), any time on or after November 14, 2006, if the VWAP (defined below) is equal to at least 200% of the Conversion Price, the Company shall have the right to redeem, in whole or in part, the Series B Preferred Stock outstanding at the Redemption Price (a “Company Redemption”), to the extent permitted by applicable law and so long as the Company shall have identified in the Company Redemption Notice the date on which such Company Redemption is to be effected (the “Company Redemption Date”). If the Company should elect to redeem less than all of the Series B Preferred Stock outstanding, the Company shall select those shares of Series B Preferred Stock to be redeemed by lot. Nothing contained herein shall limit a Holder’s right to convert such Holder’s Series B Preferred Stock at any time prior to the Company Redemption Date. As used herein, “VWAP” means the volume weighted average closing price of the

Common Stock on any national securities exchange or quotation service upon which the Common Stock is listed or quoted, measured over a period of 30 consecutive trading days ending one such day prior to the date of the Company Redemption Notice.
     (b) Upon the Company Redemption Date, dividends on the shares of Series B Preferred Stock subject to such Company Redemption Notice (the “Redeemed Shares”) shall cease to accrue, the Redeemed Shares shall no longer be deemed to be outstanding and shall not have the status of shares of Series B Preferred Stock, and all rights of the Holders as shareholders of the Company with respect to such Redeemed Shares (except the right to receive the Redemption Price for the Redeemed Shares) shall cease. Upon surrender of the certificates for the Redeemed Shares in accordance with Company Redemption Notice (properly endorsed or assigned for transfer if the Company shall so require and the Company Redemption Notice shall so state), the Redeemed Shares shall be redeemed by the Company at the Redemption Price. To the extent that the Company fails to pay the full amount of the Redemption Price on the Company Redemption Date, the unpaid amount shall accrue interest at a rate of 8.00% per annum.
     (c) To the extent the Company shall redeem less than all of the Series B Preferred Stock outstanding, the Company shall also deliver certificates evidencing the unredeemed Series B Preferred Stock.
     Section 11. Preemptive Rights. For so long as a Holder continues to beneficially own (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended and then in effect) at least 20% of the Series B Preferred Stock purchased by such Holder on or before November 14, 2005, such Holder shall have the right to participate pro rata in future issuances of shares of capital stock of the Company for the purpose of raising additional funds for use by the Company, in an amount not to exceed the proportion that the number of shares of capital stock of the Company beneficially owned by such Holder bears to the fully-diluted number of shares of capital stock outstanding immediately prior to such issuance. Notwithstanding the foregoing, the preemptive rights of the Holders shall not apply to or include the issuance of Common Stock (i) pursuant to a subdivision of the outstanding shares of Common Stock into a larger number of shares of Common Stock, including stock dividends and stock splits, (ii) pursuant to the conversion, exchange or exercise of any instrument convertible, exchangeable or exercisable into shares of Common Stock, provided that the issuance of such instrument was authorized by the Board of Directors of the Company on or prior to November 14, 2005, (iii) pursuant to the exercise or conversion of warrants, options or restricted stock units granted by the Company, including warrants issued by the Company in connection with the issuance of debt instruments by the Company, (iv) pursuant to any compensation or incentive plan, arrangement or award adopted, issued or granted by the Company for its employees, members of its Board of Directors or its consultants, (v) in consideration of the acquisition of another entity that is approved by the Board of Directors of the Company, or (vi) in connection with any corporate partnering transaction, strategic alliance, or other similar agreement approved by the Board of Directors. The Holders shall have 10 days following delivery of written notice from the Company of its intention to issue additional capital stock to exercise these preemptive rights by written notice to the Company exercising such rights and specifying the number of shares of such capital stock that it intends to purchase. These preemptive rights shall terminate (i) with respect to all Holders upon a merger, consolidation, or sale of assets provided for under Section 8(d), and (ii) with respect to any Holder and the future issuance of capital stock with respect to which such Holder delivered its notice of exercise of its preemptive rights, upon the failure of such Holder to deliver to the Company, on or before the date of such future issuance of capital stock, the consideration for the number of shares of capital stock specified by such Holder in its notice of exercise of its preemptive rights. Company shall not be obligated to deliver to any Holder any additional shares of capital stock pursuant to such Holder’s exercise of preemptive rights unless it has timely received notice of exercise and the required consideration therefor from such Holder.
* * * * *

     IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed on its behalf by its undersigned Chief Executive Officer and attested to by its Chief Financial Officer this 14th day of November, 2005.

KITTY HAWK, INC., a Delaware corporation
By:	/s/ Robert W. Zoller, Jr.
	Name:	Robert W. Zoller, Jr.
	Title:	President and Chief Executive Officer

ATTEST:

By:	/s/ Steven E. Markhoff

Name:	Steven E. Markhoff
Title:	Vice President of Strategic Planning,
General Counsel and Secretary

EXHIBIT A
HOLDER’S CONVERSION NOTICE

To:	Kitty Hawk, Inc.
1515 West 20th Street
P. O. Box 612787
DFW International Airport, Texas 75261
     The undersigned Holder of the Series B Convertible Preferred Stock, par value $0.01 (the "Series B Preferred Stock”), of Kitty Hawk, Inc. (the “Company”), in the aggregate number of 15,000 shares of Series B Preferred Stock irrevocably exercises the option to convert such number of shares of Series B Preferred Stock into shares of Common Stock of the Company, par value U.S. $0.000001 (the “Common Stock”), in accordance with the terms of the Certificate of Designations relating to the issuance by the Company of the Preferred Stock, and directs that the Common Stock issuable and deliverable upon such conversion be issued and delivered to the undersigned in the name and at the address set forth below.
     If the Common Stock is to be issued in the name of an individual or entity other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith funds in an amount sufficient to pay any such taxes.
     All terms used and not otherwise defined herein shall have the respective meanings set forth in the Certificate of Designations.

DATE:

Name of Holder

Signature(s) of Holder

Address for Delivery of Shares:

Name for Registration of Shares (if different than Holder):

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